                                                       THIS FILING IS BEING MADE

                                                         UNDER RULE 424(B)(3) OF

                                                 THE SECURITIES ACT OF 1933; AND

                                           RELATES TO REGISTRATION NO. 333-16079


PROSPECTUS

                                1,561,067 SHARES

                        HEALTHPLAN SERVICES CORPORATION

                                  COMMON STOCK

                             ---------------------

     This Prospectus relates to 1,561,067 shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of HealthPlan Services Corporation (the "Company") held by the Selling Stockholders. See "Selling Stockholders -- Shares Covered by this Prospectus." The Shares are being registered for sale by the Selling Stockholders. See "Plan of Distribution." The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders.

     The Company's Common Stock is listed on the New York Stock Exchange and is quoted under the symbol "HPS." On February 12, 1997, the last reported sale price for the Common Stock as reported on the New York Stock Exchange Composite Tape was $21.50 per share. Sales of the Shares by the Selling Stockholders may be made on one or more exchanges, in the over-the-counter market, or otherwise in one or more transactions at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. See "Plan of Distribution."

                             ---------------------

       SEE "RISK FACTORS" BEGINNING AT PAGE 4 FOR A DISCUSSION OF CERTAIN
          FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS
                      OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------


                The date of this Prospectus is February 18, 1997

                           FORWARD-LOOKING STATEMENTS

     This Prospectus includes and incorporates by reference forward-looking statements based on current plans and expectations of the Company, relating to, among other matters, analyses, and estimates of amounts that are not yet determinable. Such forward-looking statements are contained in the sections entitled "The Company," "Risk Factors," and other sections of this Prospectus (including documents incorporated herein by reference, see "Incorporation of Certain Documents by Reference"). Such statements involve risks and uncertainties which may cause actual future activities and results of operations to be materially different from those suggested in this Prospectus, including, among others, the risks and uncertainties present in the Company's business and the competitive health care marketplace where clients and vendors commonly experience mergers or acquisitions, volume fluctuations, participant enrollment fluctuations, fixed price contracts, contract disputes, contract modifications, contract renewals and nonrenewals, various business reasons for delaying contract closings, and the operational challenges of matching case volume with optimum staffing, having fully trained staff, having computer and telephonic supported operations, and managing turnover of key employees and outsourced services to performance standards, as well as other factors described elsewhere in this Prospectus. See "Risk Factors."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates, or through the World Wide Web (http://www.sec.gov). The Company's Common Stock is listed on the NYSE, and such reports, proxy statements and other information concerning the Company are available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission under the Securities Act of 1933, as amended, in respect of the Common Stock offered hereby. For purposes of this Prospectus, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements contained herein concerning the contents of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed with the Commission as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 1-13772) are incorporated in this Prospectus by reference: (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (b) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996, June 30, 1996 and September 30, 1996, as amended; (c) the Company's Current Report on Form 8-K filed with the Commission on July 15, 1996, Amendment No. 1 thereto on Form 8-K/A filed with the Commission on September 13, 1996 and Amendment No. 2 thereto on Form 8-K/A filed with the Commission on February 14, 1997; and the Company's Current Report on Form 8-K filed with the Commission on July 16, 1996, Amendment No. 1 thereto on Form 8-K/A filed with the Commission on September 13, 1996 and Amendment No. 2 thereto on Form 8-K/A filed with the Commission on

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

February 14, 1997; (d) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, dated May 12, 1995, as amended; and (e) all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this Prospectus and prior to the termination of the Shares offered hereby.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or verbal request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the document that this Prospectus incorporates by reference). Requests should be directed to James K. Murray III, Chief Financial Officer, HealthPlan Services Corporation, 3501 Frontage Road, Tampa, Florida 33607, telephone number (813) 289-1000.

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

                                  RISK FACTORS

     Prospective purchasers should carefully consider the following information in addition to the other information contained in this Prospectus in evaluating an investment in the shares of Common Stock offered hereby.

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

RISKS RELATED TO NEW BUSINESS STRATEGY

     From 1990 to 1995, the Company's annual revenues declined from approximately $129 million to approximately $100 million. Effective September 30, 1994, the Company, formerly known as Plan Services, Inc., a division of The Dun & Bradstreet Corporation ("D & B"), was acquired from D & B by the Noel Group, Inc. ("Noel"), James K. Murray, Jr., the Company's current President and Chief Executive Officer, and certain other investors. A new management team was recruited to implement a new business strategy aimed at growing revenue through strengthening its relationships with managed care companies, adding new payors as customers (such as preferred provider organizations ("PPOs"), health maintenance organizations ("HMOs"), and integrated delivery systems), and consolidating the fragmented third party administrator industry.

     The Company believes that the decline in revenue during the 1990-1995 period is attributable primarily to a slow transition by its major customers from offering traditional "fee for service" health care plans to managed care products. The cost of traditional health insurance increased significantly during this period, and the Company did not expand distribution by developing relationships with HMOs or PPOs. As a result, many of the Company's small business customers elected to seek alternative coverage or became self-insured.

     In order to combat this trend, the Company's management is committed to expand distribution and develop client relationships with established HMOs. The Company will seek to build economies of scale by continuing to pursue vigorously these relationships, as well as by executing an acquisition strategy aimed at consolidating the third party administrator industry. In addition, the Company expects to pursue administrative services contracts with large employers to administer their self-insured health care plans, and it may also invest in the development of information based products for its payors and their customers.

     Starting in 1994, the Company has also pursued contracts with state sponsored health care purchasing alliances, initially in Florida, and in 1995-1996, with additional contracts in North Carolina, Kentucky, and Washington. The Company has incurred substantial expenses in connection with the start up of these contracts, and, to date, the alliance business has been unprofitable. The primary material risks associated with alliance contracts are
(i) private enterprises will not accept the use of a government-sponsored program and will therefore fail to provide an adequate number of enrollees to support a revenue base (over which fixed costs may be spread); (ii) the number of enrollees per group will be so low that margins are insufficient to cover the fixed costs of set up for the group; (iii) the level of marketing, enrollment, and customer service required will be materially higher than expected, therefore increasing the variable costs required under the contract; and (iv) the independent agents on whom the Company relies to distribute the product are not enthusiastic about the alliance program and, as a result, program enrollment fails to meet expectations. During the quarter ended December 31, 1994, the Company recorded a pre-tax charge of approximately $3.6 million related to state sponsored and private health care purchasing alliances. The Company has also announced that an additional charge in the amount of $2.6 million was taken in the third quarter of 1996. There can be no assurance that the Company will be able to recoup its investment in developing these relationships or that these operations will ultimately be profitable.

     The implementation of this overall strategy involves substantial risks, and there can be no assurance that this strategy will be effectively implemented. In addition, it is likely that the Company will experience a flattening or decrease in net margins as it pursues this aggressive expansion strategy.

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

RISKS RELATED TO GROWTH THROUGH ACQUISITIONS

     The Company's strategy has included the acquisition of other managed care services companies, as well as the acquisition of blocks of health care administrative services business. Growth through acquisition involves substantial risks, including the risk of improper valuation of the acquired business. In addition, the value of such an acquired business or block of business could be impaired if the Company is not successful in integrating the business or block of business into its existing operations. These risks are increased when the Company elects to make such acquisitions on a leveraged basis. In 1995, the Company acquired, in two separate transactions, two administrative services businesses for a total consideration of $17.6 million ($5.0 million of which is being held in escrow). On July 1, 1996, the Company acquired all of the issued and outstanding shares of capital stock of Consolidated Group, Inc., Consolidated Group Claims, Inc., Consolidated Health Coalition, Inc., and Group Benefit Administrators Insurance Agency, Inc. (collectively, the "Consolidated Group") for a purchase price of $61.9 million, subject to a post-closing adjustment based on the balance sheet of the Consolidated Group as of June 30, 1996. Consolidated Group, like the Company, provides distribution and administrative services to payors interested in accessing the small group market. On July 1, 1996, the Company acquired all of the issued and outstanding shares of capital stock of Harrington Services Corporation ("Harrington") for a purchase price consisting of (i) approximately $32.5 million in cash, and (ii) 1,400,110 shares of the Company's Common Stock. Harrington's principal business is the administration of medical benefits for self-funded health care plans of primarily large employer groups. The combined 1995 revenues of Harrington and the Consolidated Group exceeded the Company's 1995 revenues.

     On September 12, 1996, the Company entered into a Plan and Agreement of Merger (the "Merger Agreement") with HealthPlan Services Alpha Corporation, a Delaware corporation and wholly-owned subsidiary of the Company, and Health Risk Management, Inc., a Minnesota corporation ("Health Risk"), which provides for the acquisition of Health Risk by the Company in a merger transaction (the "Health Risk Merger"). Health Risk provides comprehensive, integrated healthcare management, information and health benefit administration services to employers, insurance companies, unions, HMOs, PPOs, physician hospital associations ("PHOs"), hospitals, providers and governmental units in the United States and Canada. The acquisition of Health Risk will constitute the Company's third major acquisition. Consummation of the Health Risk Merger is subject to approval by Health Risk's shareholders and other customary closing conditions, including receipt of regulatory approval. While the Company's management remains committed to consummating the Health Risk Merger, there can be no assurance that the consents and approvals required will be obtained, that the other conditions necessary for the consummation of such acquisitions will be satisfied or that the Health Risk Merger will otherwise be consummated. The Merger Agreement may be terminated by either party if the Health Risk Merger is not consummated by February 28, 1997, or such other date as shall be agreed upon by the parties. The issuance of additional shares of Common Stock and the operation of Health Risk upon closing of the Health Risk Merger may have a dilutive effect on earnings per share if the Company is unable to effect meaningful synergies within an appropriate period of time, and will have a dilutive effect on the voting rights of the holders of Common Stock.

     There can be no assurance that the Company will successfully and profitably integrate the businesses of Harrington, Consolidated Group and Health Risk (assuming the Health Risk Merger is completed) into its existing operations. In addition, certain costs will be incurred to successfully integrate these acquired companies.

     The Company may compete for acquisition and expansion opportunities with companies which have significantly greater resources than the Company. There can be no assurance that suitable acquisition candidates will be available, that financing for such acquisitions will be obtainable on terms acceptable to the Company, that such acquisitions can be consummated, or that acquired businesses or blocks of business can be integrated successfully and profitably into the Company's operations.

SIGNIFICANT BORROWINGS

     In connection with its growth strategy, the Company has incurred significant indebtedness with relatively short-term repayment schedules under its primary credit facility (the "Line of Credit"). On September 13,

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1996, the Company announced an expansion of its credit facility from $85 million to $175 million. First Union National Bank of North Carolina is the "agency bank," and the participating banks are Barnett Bank, N.A., Fleet Bank N.A., The Fifth Third Bank of Columbus, NationsBank, N.A., SouthTrust Bank of Alabama and SunTrust Bank, Tampa Bay. After the completion of the acquisition of Health
Risk, the Company expects that its total indebtedness under the Line of Credit will be approximately $120 million, of which approximately 13.3% will be due on November 30, 1998. An additional 13.3% will be due on April 30, 1999. On both November 30, 1999 and April 30, 2000, an additional 16.7% will be due. Finally, on both November 30, 2000 and April 30, 2001, an additional 20% will be due. The Company's borrowing under the Line of Credit will result in interest expense that will range from LIBOR plus 125 to 175 basis points or New York prime plus
25 to 75 basis points. For 1996 and 1997, interest expense will approximate $2.5 million and $9.0 million, respectively, based on currently prevailing interest rates and assuming the outstanding indebtedness is paid in accordance with the existing payment schedule without any prepayment or additional borrowings. Such interest payments must be made regardless of the Company's operating results.
The Line of Credit is guaranteed by the Company's subsidiaries and secured by the stock of such subsidiaries, and upon completion of the Health Risk Merger will be guaranteed by and secured by all of the stock of Health Risk.

     On September 13, 1996, the Company entered into an interest rate swap agreement with NationsBank, N.A. ("NationsBank"). According to the terms of the agreement, the Company is obligated to pay NationsBank on the 17th of each month, commencing October 17, 1996 and ending September 17, 2001, monthly interest at a fixed per annum rate of 6.61% on the principal amount of the swap, which is $25 million. In exchange, NationsBank will reimburse the Company based on the prevailing one month LIBOR rate, thereby matching the floating rate index as required on the Line of Credit.

     On October 21, 1996, the Company entered into an interest rate swap agreement with First Union National Bank of North Carolina ("First Union"). According to the terms of the agreement, the Company is obligated to pay First Union on the 22nd of each month, commencing November 22, 1996 and ending October 22, 1999, monthly interest at a fixed per annum rate of 6.10% on the principal amount of the swap, which is $15 million. In exchange, First Union will reimburse the Company based on the prevailing one month LIBOR rate, thereby matching the floating rate index as required on the Line of Credit.

RISKS RELATED TO GOODWILL

     In March 1995, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FASB 121"), which became effective for fiscal years beginning after December 15, 1995. In addition to the adoption of FASB 121 on January 1, 1996, the Company will continue to evaluate, where appropriate and on a regular basis, whether events and circumstances have occurred that indicate the carrying amount of goodwill warrants revision or is not recoverable, based on estimated future undiscounted cash flows from operations, in accordance with Accounting Principles Board Opinion 17, "Intangible Assets".

     FASB 121 established standards for determining when impairment losses on long-lived assets, including goodwill, have occurred and how impairment losses should be measured. The Company is required to review long-lived assets and certain intangibles, to be held and used, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. In performing such a review for recoverability, the Company is required to compare the expected future cash flows to the carrying values of the long-lived assets and identifiable intangibles at the lowest level of identifiable cash flows. If the sum of the expected future undiscounted cash flows is less than the carrying amount of such assets and intangibles, the assets are impaired, and the assets must be written down to their estimated fair value. The Company estimates the discounted future value of anticipated future cash flows as a measure of the fair value, using a discount rate of 16%, which approximates management's estimate of the Company's estimated weighted average cost of capital.

     After performing a review for impairment of goodwill related to each of the Company's acquired businesses and applying the principles of measurement contained in FASB 121, the Company recorded a pre-tax charge against earnings of $13.7 million in the third quarter of 1996, representing approximately 7.6% of

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the Company's pre-charge goodwill. The pre-tax charge is attributable to impairment of goodwill recorded on the following acquisitions: Diversified Group Brokerage Corporation (acquired in October 1995), $6.6 million and Third Party Claims Management, Inc. (acquired in August 1995), $7.1 million.

     The assets of DGB were acquired by the Company's wholly-owned subsidiary, HPS, on October 12, 1995. DGB, located in Marlborough, Connecticut, is a third party administrator providing managed health care administrative services to self-funded employers, typically having between 250 and 2,000 employees in the New England market. At the time of this acquisition, the Company projected a 10% to 15% growth rate in net cash flows and paid a purchase price which resulted in $9.8 million excess of purchase price over the fair value of the assets acquired. Since this acquisition, the Company has not achieved, and does not expect to achieve, the revenue and net cash flow projections prepared at the time of the acquisition due to, among other things, higher than originally expected attrition rates resulting in ongoing decreases in net revenues on a quarterly basis (due in part to increased pricing resulting from a reinsurance carrier's departure from DGB's market), and an inadequate distribution system, as evidenced by an underperforming sales force and greater than anticipated operating costs. The Company's efforts to correct these deficiencies have not enabled it to meet its original projections. The Company has determined that its revised projected results would not support the goodwill balance of $8.8 million. Accordingly, the Company has written off $6.6 million of goodwill associated with the DGB acquisition. Any further significant declines in the Company's projected net cash flows may result in additional write-downs of remaining goodwill.

     TPCM was acquired by the Company's wholly-owned subsidiary, HPS, on August 31, 1995. TPCM is a third party administrator providing managed health care administrative services to hospitals and other health care institutions which offer self-funded health care benefits. At the time of this acquisition, the Company projected a 10% to 15% growth rate in net cash flows and paid a purchase price which resulted in $8.1 million excess of purchase price over fair market value of assets acquired. Since this acquisition, the Company has not achieved, and does not expect to achieve, the revenue and net cash flow projections prepared at the time of the acquisition due to, among other things, higher than originally expected attrition rates, significantly higher than expected claims experience (claims filed per enrollee), and greater than anticipated operating costs due to the limited capability of TPCM's infrastructure. The Company's efforts to correct these deficiencies have not enabled it to meet its original projections. In fact, TPCM revenues have decreased from $2.8 million for the three months ended December 31, 1995, to $1.8 million for the same period in 1996. In addition, lives covered at TPCM have decreased by 32,000 during the last twelve months. The Company has determined that its revised projected results would not support the goodwill balance of $7.5 million. Accordingly, the Company has written off $7.1 million of goodwill associated with the TPCM acquisition. Any further significant declines in the Company's projected net cash flows may result in additional write-downs of remaining goodwill.

     To understand how the Company books acquisitions in purchase transactions, an understanding of the unique nature of the business is essential. Because administrators can operate with a minimal amount of capital, acquired companies typically have modest tangible asset bases. As evidenced by the Company's recent experiences at Harrington and CGI, other than the underlying business, there are no intangible long-lived assets such as work force, customer base, or supplier relationships to which the Company could assign significant value, as these are relationships that routinely turn over and are replaced in the ordinary course of business. No single customer is a significant part of the business, and customers typically have annual contracts which may or may not be renewed. In fact, renewal rates can vary significantly on an annual basis. Accordingly, it is the Company's view that values cannot and should not be assigned to individual customers or contracts. Thus goodwill is often a significant portion of the purchase price.

     Although Harrington and Consolidated Group are significantly larger companies with a broader customer base over which to spread risk, more infrastructure, and longer histories of servicing customers, and management remains optimistic about the future, there can be no assurance that adverse renewals will not occur in the future.

     The Company will continue to evaluate on a regular basis whether events and circumstances have occurred that indicate the carrying amount of goodwill may warrant revision or may not be recoverable. Although the net unamortized balance of goodwill is not considered to be impaired, any such future

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determination requiring the write-off of a significant portion of unamortized goodwill could materially adversely affect the Company's results.

RELIANCE ON SMALL NUMBER OF PAYORS

     The Company derives a significant portion of its revenues from a small number of payors. On a pro forma basis giving effect to the acquisitions of Harrington and the Consolidated Group prior to the completion of the Health Risk Merger, New England Mutual Life Insurance Company ("The New England"), Celtic Life Insurance Company, Ameritas Life Insurance Corporation and MetraHealth Division of United Healthcare accounted for, in the aggregate, 54.8%, 53.0% and 59.7% of total revenues in 1995, 1994 and 1993, respectively. In 1995, on a pro forma basis, The New England, Celtic Life Insurance Company, Ameritas Life Insurance Corporation and MetraHealth Division of United Healthcare accounted for 12.5%, 9.3%, 7.0% and 26.0%, respectively, of the Company's total revenues. These Companies accounted for 11.9%, 8.9%, 5.8%, and 19%, respectively, of the Company's consolidated revenue for the quarter ended September 30, 1996. There can be no assurance that these or any other payors will continue their contracts with the Company for any particular period of time. Typically, the Company's insurance, PPO, HMO and managed care payors sign contracts with the Company that are cancelable without penalty by either party upon written notice, ranging from 90 days to one year, and are also cancelable upon a change of ownership of the Company. Over the past several years, a number of payors have elected to abandon or de-emphasize their involvement in the small group health insurance market. In the third quarter of 1996, Metropolitan Life Insurance Company completed its acquisition of The New England. The Company is unable to predict what effect, if any, such merger will have on the Company's relationship with The New England. The abandonment of the small group market by The New England, Celtic Life Insurance Company, Ameritas Life Insurance Corporation or MetraHealth Division of United Healthcare could have a material adverse effect on the Company. In addition, a decision by any one of these payors to administer and distribute a significant portion of its products directly to small businesses could also have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends to a large degree upon the efforts of its executive officers, the loss of whose services could have a material adverse effect on its business and prospects. The Company does not generally enter into employment agreements with its executive officers, and such executive officers are generally not bound by any noncompetition agreement following termination of their employment.

UNCERTAINTIES RELATING TO HEALTH CARE REFORM INITIATIVES

     Since 1993, many competing proposals have been introduced in Congress and various state legislatures have called for general health care insurance market reforms to increase the access and availability of group health insurance and to require that all businesses offer health insurance coverage to their employees. For example, the Health Insurance Portability and Accountability Act of 1996 was signed into law in August 1996. This law, among other things, provides for insurance portability for individuals who lose or change jobs, limits exclusions for pre-existing conditions, and establishes a pilot program for medical savings accounts. It is uncertain what additional health care reform legislation, if any, will ultimately be implemented or whether other changes in the administration or interpretation of governmental health care programs will occur. Although recent proposals on health care reform have focused primarily on Medicare and Medicaid reform, it is not possible to predict if proposals calling for broad insurance market reform will be reintroduced in Congress or in any state legislature in the future, or if and when any such proposal may be enacted. Additionally, the adoption of a publicly-financed, single payor, national or state health plan not requiring the marketing, distribution and administrative services currently delivered by the Company would have a material adverse effect on the Company's business. It is possible that health care reform at the federal or state level, whether implemented through legislation or through action by federal or state administrative agencies, would require the Company to make significant changes to the way it conducts its business. Although it is not possible at this time to predict accurately the nature or effects of health care reform or whether it will be

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adopted and implemented, if at all, no assurances can be given that health care reform will not materially and adversely affect the Company's business.

GOVERNMENT REGULATION

     The Company is subject to regulation under the health care and insurance laws and other statutes and regulations of all 50 states, the District of Columbia and Puerto Rico. Many states in which the Company provides claims administration services require the Company or its employees to receive regulatory approval or licensure to conduct such business. Provider networks are also regulated in many states, and certain states require the licensure of companies, such as the Company, which provide utilization review services. The Company's operations are dependent upon its continued good standing under applicable licensing laws and regulations. Such laws and regulations are subject to amendment or interpretation by regulatory authorities in each jurisdiction. Generally, such authorities have relatively broad discretion when granting, renewing, or revoking licenses or granting approvals. These laws and regulations are intended to protect insured parties rather than stockholders, and differ in content, interpretation and enforcement practices from state to state. Moreover, with respect to many issues affecting the Company, there is a lack of guiding judicial and administrative precedent. Certain of these laws could be construed by state regulators to prohibit or restrict practices which have been significant factors in the Company's operating procedure for many years. The Company could risk major erosion and even "rebate" exposure in these states if state regulators were to deem the Company's practices to be impermissible.

     The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), governs the relationships between certain health benefit plans and the fiduciaries of those plans. In general, ERISA is designed to protect the ultimate beneficiaries of the plans from wrongdoing by the fiduciaries. ERISA provides that a person is a fiduciary of a plan to the extent that such person has discretionary authority in the administration of the plan or with respect to the plan's assets. Each employer is a fiduciary of the plan it sponsors, but there can also be other fiduciaries of a plan. ERISA imposes various express obligations on fiduciaries. These obligations include barring a fiduciary from permitting a plan to engage in certain prohibited transactions with parties in interest or from acting under an impermissible conflict of interest with a plan. Generally, a party in interest with respect to a plan includes a fiduciary of the plan and persons that provide services to the plan. Violations of ERISA by fiduciaries can result in the rescission of any affected agreement, the imposition of substantial civil penalties on fiduciaries and parties in interest and the imposition of excise taxes under the Internal Revenue Code on parties in interest.

     Currently, the Company's Consolidated Group subsidiary is undergoing a Department of Labor (the "DOL") audit in which the DOL has raised various questions about the application of ERISA to the way that subsidiary does business. This audit is ongoing and there can be no assurance that the DOL will not take positions which could require changes to the way this subsidiary operates or result in the assertion or the imposition of administrative fines and penalties.

     The application of ERISA to the operations of the Company and its customers is an evolving area of law and is subject to ongoing regulatory and judicial interpretations of ERISA. Although the Company strives to minimize the applicability of ERISA to its business and to ensure that the Company's practices are not inconsistent with ERISA, there can be no assurance that courts or the DOL will not take positions contrary to the current or future practices of the Company. Any such contrary positions could require changes to the Company's business practices (as well as industry practices generally) or result in liabilities of the type referred to above. Similarly, there can be no assurance that future statutory changes to ERISA will not significantly affect the Company and its industry.

COMPETITION

     The Company faces competition and potential competition from traditional indemnity insurance carriers, Blue Cross/Blue Shield organizations, managed care organizations, third party administrators, utilization review companies, risk management companies, and health care informatics companies. The Company competes principally on the basis of the price and quality of its services. Many large insurers have actively sought the claims administration business of self-funded programs and have begun to offer utilization review and other managed health care services similar to the services offered by the Company. Many of the Company's competitors and potential competitors are considerably larger and have significantly greater resources than the Company. There can be no assurance that the Company will be able to compete effectively against such competitors in the future.

AUTHORIZATION OF PREFERRED STOCK; EFFECT OF DELAWARE GENERAL CORPORATION LAW

     The Company's Certificate of Incorporation authorizes the issuance of preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. The ability of the Company to issue preferred stock and the application of Section 203 of the Delaware General Corporation Law could have the effect of discouraging, delaying or preventing a change in control of the Company. Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person or entity who in the previous three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series not owned by the interested stockholder.

RISK OF CONTRACTING WITH GOVERNMENT AGENCIES.

     An increasing number of states, including some of the principal states in which the Company does business, are providing for the statutory creation of health care purchasing alliances. As part of its business strategy, the Company is aggressively seeking to provide administrative and related services to these state-sponsored health care purchasing alliances. The competitive bidding processes in which the Company typically is required to participate in order to obtain this business may limit the profitability of this business and lengthen the amount of time required to recover start-up expenses. There can be no assurance that the health care purchasing alliance contracts obtained by the Company will ultimately be profitable for the Company. Additionally, changes in governmental policy could make the alliances substantially less attractive to small businesses and could materially and adversely affect the Company's health care purchasing alliance revenues. Also, the health care purchasing alliance contracts currently held by the Company contain broad cancellation provisions which enable the health care purchasing alliance to cancel the administration contracts on relatively short notice without penalty.

CONTROL BY NOEL ET AL.

     As of December 31, 1996, Noel beneficially owned approximately 37% of the Company's Common Stock, and the Company's executive officers and directors beneficially owned in the aggregate approximately 20% of the Common Stock. On February 7, 1997, Automatic Data Processing, Inc. ("ADP") purchased 1,320,000 shares of the Company's Common Stock from Noel, which represents approximately 9% of the Company's outstanding Common Stock. This ownership, in all likelihood, gives Noel, together with ADP and the executive officers and directors of the Company, the ability to control the vote on all matters submitted to a vote of stockholders including the election of all directors. This may have the effect of discouraging unsolicited offers to acquire the Company.

SHARES ELIGIBLE FOR FUTURE SALE.

     Sales of substantial amounts of the Company's Common Stock in the public market under Securities Act Rule 144 ("Rule 144") or otherwise, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Stock and could impair the future ability of the Company to raise capital through an offering of its equity securities. As of December 31, 1996, the Company had approximately 14,974,126 shares of Common Stock outstanding. Of those, approximately 4,030,000 shares were freely tradable in the public market and approximately 9,370,000 shares of the Company's Common Stock become eligible for sale in the public market, pursuant to Rule 144, in the fourth quarter of 1996. In addition, certain stockholders owning approximately 3,774,511 shares, and the holders of the 1,561,067 Shares to which this Prospectus relates, have the right to have their shares of the Company's Common Stock included in future registered public offerings of Common Stock.

     On May 21, 1996, the Board of Directors of Noel adopted a Plan of Complete Liquidation and Dissolution of Noel (the "Plan") subject to shareholder approval at a special meeting of shareholders of Noel to be held as soon as practicable. If the Plan is approved by the shareholders, Noel will be liquidated (i) by the sale of such of its assets as are not to be distributed in-kind to its shareholders, and (ii) after paying or providing for all its claims, obligations and expenses, by cash and in-kind distributions to its shareholders pro rata and, if required by the Plan or deemed necessary by Noel's Board of Directors, by distributions of its assets from time to time to one or more liquidating trusts established for the benefit of the then shareholders, or by a final distribution of its then remaining assets to a liquidating trust established for the benefit of the then shareholders. Noel held 5,595,846 shares of the Company's Common Stock at December 31, 1996 and has announced that it currently intends to distribute most of its shares of the Company's Common Stock to its shareholders, but Noel may engage in a private or registered public sale of a sufficient number of shares to raise cash to pay the taxes payable upon distribution or sale of Noel's assets if such cash is not available from existing cash resources or defrayed by the proceeds from the sale of other assets. In addition, Noel may sell a portion of its holdings of the Company in public or private sales as market conditions permit. As noted above, on February 7, 1997, Noel sold 1,320,000 shares of Company Common Stock to ADP.

LEGAL PROCEEDINGS

     In 1995, Self Funded Strategies, L.L.C. ("SFS"), a former provider of marketing services for the Company, filed a complaint against the Company claiming wrongful termination of an exclusive marketing agreement and breach of contract. The complaint asserted damages of $25,000,000. The parties to the dispute agreed to binding arbitration and the arbitration proceedings occurred during the week of October 29, 1996. The arbitration panel's decision, rendered in December 1996, is not expected to materially alter the amount or timing of future payments that the Company is contractually obligated to make to SFS under the marketing agreement, and thus is not expected to materially affect the cash flows of the Company's business.

     In connection with the acquisition of Harrington, the Company agreed to use its best efforts to cause a registration statement sufficient to permit the public offering and sale of the shares of the Company's Common Stock issued to the Harrington stockholders in the acquisition, through the facilities of all appropriate securities exchanges and the over-the-counter market, provided that in all events, such registration statement shall have become effective on or before October 31, 1996. On October 30, 1996, the Company received a letter from Harrington's shareholders, representative notifying the Company that it was in apparent violation of such agreement and reserving all rights under such agreement. Due to the inability of both parties to finalize the closing balance sheet for the transaction, and due to the disclosure requirements for the pending Health Risk Merger, the Company was not able to have such registration statement declared effective by October 31, 1996. While the Company believes it has meritorious defenses against any possible claim, as of the date hereof, it is not possible for the Company to evaluate what, if any, damages might result from such notice.

     The Company is involved in various claims arising in the normal course of business. In the opinion of the Company's management, although the outcomes of these claims arising in the normal course of business are uncertain, in the aggregate they are not likely to have a material adverse effect on the Company's business, financial condition and results of operations.

         COMPANY SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth summary historical consolidated financial information of the Company and has been derived from and should be read in conjunction with the Company's audited consolidated financial statements, unaudited interim consolidated financial statements, and other financial information, including the notes thereto, incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." Unaudited interim data reflects, in the opinion of the Company's management, all adjustments considered necessary for a fair presentation of results for such interim periods. Results of operations for unaudited interim periods are not necessarily indicative of results which may be expected for any other interim or annual period.

                                                               THE COMPANY                       PREDECESSOR COMPANY(1)
                                                     -------------------------------   ------------------------------------------
                                  NINE MONTHS                   PRO FORMA    THREE       NINE
                                     ENDED             YEAR       YEAR       MONTHS     MONTHS
                             ---------------------    ENDED       ENDED      ENDED       ENDED        YEAR ENDED DECEMBER 31,
                             SEPT. 30,   SEPT. 30,   DEC. 31,   DEC. 31,    DEC. 31,   SEPT. 30,   ------------------------------
                              1996(2)      1995        1995      1994(3)      1994       1994        1993       1992       1991
                             ---------   ---------   --------   ---------   --------   ---------   --------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenues...................  $129,876    $ 70,889    $100,250   $107,178    $ 25,233    $81,945    $113,863   $124,165   $123,868
Net income (loss)..........  $ (1,187)   $  6,551    $  9,535   $  6,467    $    231    $ 1,747    $  6,960   $ 11,559   $ 11,763
Dividends on redeemable
  preferred stock..........        --         285         285         --         285
Net income (loss)
  attributable to common
  stock....................  $ (1,187)   $  6,266    $  9,250   $  6,467    $    (54)
Pro forma net income (loss)
  per share(4).............       n/a    $   0.49    $   0.71   $   0.69    $   0.03
Pro forma weighted average
  shares outstanding(4)....       n/a      13,407      13,414      9,339       9,339
Historical weighted average
  net income (loss) per
  share....................  $  (0.09)   $   0.59    $   0.82        n/a         n/a
Historical weighted average
  shares outstanding.......    13,834      10,635      11,336        n/a         n/a

                                                                PRO FORMA                                   DECEMBER 31,
                             SEPT. 30,   SEPT. 30,   DEC. 31,   DEC. 31,    DEC. 31,   SEPT. 30,   ------------------------------
                               1996        1995        1995      1994(3)      1994       1994        1993       1992       1991
                             ---------   ---------   --------   ---------   --------   ---------   --------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Total assets...............  $251,404    $112,455    $112,667   $ 53,189    $ 53,189    $27,884    $ 31,851   $ 19,853   $ 21,872
Total debt.................    67,874       1,283       1,282      1,300       1,300      1,254       1,450         --         --
Redeemable preferred stock
  (Series A & B), including
  accrued dividends........        --          --          --         --      19,285         --          --         --         --
Common stockholders' equity
  (divisional equity
  (deficit))...............   112,756      77,923      80,966     20,292       1,007      2,170         634     (1,897)    (4,404)

---------------

(1) Represents the historical results of operations of Plan Services, Inc. - HealthPlan Services Division (the "Predecessor Company") of The Dun & Bradstreet Corporation ("D & B") which was purchased by the Company from D & B on September 30, 1994 (the "Acquisition"). See "The Company." The Company's historical financial statements reflect certain expenses, including expenses attributable to employee benefit programs, retirement and health plans, treasury and insurance, which were incurred by the Predecessor Company and allocated to the Company on a pro rata basis.
(2) In the third quarter of 1996, the Company took a pre-tax charge of approximately $4.7 million in restructuring and contract commitment expenses. Additionally, the Company recorded a pre-tax charge of $13.7 million for the impairment of goodwill. See "Risk Factors -- Risks Related to Goodwill."
(3) Gives effect to the Acquisition and the Recapitalization as if such transactions had occurred on January 1, 1994.
(4) Gives effect to the recapitalization of all 19,000,000 shares of Preferred Stock (plus the right to receive dividends accrued thereon), which were exchanged for 1,397,857 shares of the Company's Common Stock contemporaneously with consummation of the Company's initial public offering on May 19, 1995 (the "Recapitalization"), for all periods presented.

                                  THE COMPANY

     HealthPlan Services Corporation was incorporated in August 1994 as a Delaware corporation. Unless the context otherwise requires, as used in this Prospectus the "Company" refers to HealthPlan Services Corporation and its direct and indirect wholly owned subsidiaries for periods subsequent to September 30, 1994, and to its predecessor for prior periods. The Company's principal executive offices are located at 3501 Frontage Road, Tampa, Florida 33607. The Company's telephone number is (813) 289-1000.

     The Company's initial principal operating subsidiary, HealthPlan Services, Inc., was founded in 1970 by James K. Murray, Jr., the Company's current President and Chief Executive Officer, Charles H. Guy, Jr., and Trevor G. Smith (the "Founders"), each of whom currently serves as a director of the Company. D&B purchased the business in 1978 and operated it as a division. Mr. Murray continued to play an active role in the business until 1987, when he left to assume roles of increasing responsibility within D&B, which included serving as president of two of its largest operating divisions. On September 30, 1994, the Founders, Noel Group, Inc., a publicly-traded company based in New York, and three funds in which Trinity Ventures, Ltd., a privately-held venture capital company, is the general partner (the "Initial Investors"), purchased the business (the "Acquisition"), which was then called Plan Services, Inc., from D&B Plan Services Corporation, a Delaware corporation.

     The Company, including its newly acquired operating units, Consolidated Group, Inc. ("Consolidated Group") and Harrington Services Corporation ("Harrington"), is a leading provider of marketing, administrative, and risk management services and solutions for benefit programs. The Company provides these services for over 125,000 small businesses and large, self-funded organizations, covering more than three million members in the United States. The Company's clients include managed care organizations, insurance companies, integrated health care delivery systems, self-funded benefit plans, and health care purchasing alliances. The Company and its operating units function solely as service providers generating fee-based income and do not assume any underwriting risk.

     On July 1, 1996, the Company completed the acquisition of Consolidated Group, Inc., a health benefit administrator specializing in the small group market. On July 1, 1996, the Company completed the acquisition of Harrington Services Corporation, a large-group benefits administrator. Revenues for the twelve months ended December 31, 1995 for the Company, Consolidated Group, and Harrington were approximately $100 million, $74 million, and $72 million, respectively.

STRATEGY

     The Company's strategy is to grow revenue and increase earnings through new product development, broader distribution of existing managed care products, and the addition of new payors, such as health maintenance organizations ("HMOs"), integrated health care delivery systems, and other managed care providers. The Company will seek to build economies of scale by adding administrative services contracts with larger groups and by opportunistic expansion of its small employer business. The Company also intends to further support the development of information-based products for its payors and other customers.

PENDING ACQUISITIONS

  Health Risk Management, Inc.

     On September 12, 1996, the Company entered into a Plan and Agreement of Merger (the "Merger Agreement") with HealthPlan Services Alpha Corporation, a Delaware corporation and wholly owned subsidiary of the Company, and Health Risk Management, Inc., a Minnesota corporation ("HRM"), which provides for the acquisition of HRM by the Company in a merger transaction (the "HRM Merger"). HRM provides comprehensive, integrated healthcare management, information, and health benefit administration services to employers, insurance companies, unions, HMOs, preferred provider organizations ("PPOs"), physician hospital organizations ("PHOs"), hospitals, and governmental units in the United States and Canada. The Merger Agreement provides that each share of HRM common stock outstanding at the effective time of the Merger will be converted into the right to receive $9.68603 in cash and 0.360208 of a share of the

Company's Common Stock, which share exchange ratio is subject to possible increase or decrease as set forth in the Merger Agreement. On September 12, 1996, HRM had 4,180,476 shares of common stock outstanding, as represented by HRM in the Merger Agreement. The HRM Merger will be accounted for using the purchase method of accounting and is intended to be partially tax-free to HRM shareholders. Consummation of the HRM Merger is subject to approval by HRM's shareholders and other customary closing conditions, including completion of due diligence and receipt of regulatory approval. The Merger Agreement may be terminated by either party if the Merger is not consummated by February 28, 1997 or such other date as is agreed upon by the parties. In the event that the HRM Merger is consummated, it is anticipated that Gary T. McIlroy, M.D. will be appointed to the Board of Directors of the Company.

RECENT ACQUISITIONS AND COMPANY REORGANIZATION

 Consolidated Group, Inc. and Harrington Services Corporation Acquisitions; Company Reorganization

     On July 1, 1996, the Company acquired all of the issued and outstanding stock of Consolidated Group for approximately $62 million in cash. Consolidated Group, headquartered in Framingham, Massachusetts, specializes in providing medical benefits administration for health care plans. As of September 30, 1996, Consolidated Group provided these services for over 23,000 small businesses covering approximately 250,000 members. Consolidated Group was founded in 1971, and was a principal competitor of the Company in the small employer market prior to the acquisition. In connection with this transaction, James F. Carlin, Jr. and Holyoke L. Whitney, the original founders of Consolidated Group, were elected to the Company's Board of Directors. In 1995, Consolidated Group had revenues of $74 million. On July 1, 1996, the Company acquired all of the issued and outstanding stock of Harrington for $32.5 million cash and 1,400,110 shares of the Company's Common Stock. Harrington, headquartered in Columbus, Ohio, provides administrative services to large self-funded benefit plans covering approximately 1,600,000 members. Its revenues in 1995 were $72 million.

     In the third quarter of 1996, after the consummation of the Consolidated Group and Harrington acquisitions, the Company implemented a reorganization of its management structure. In connection with this reorganization, a chief operating officer was appointed for each of the Company's four business units:
Alliances, Small Group Business, Large Group Business, and The New England. Timothy T. Clifford, the President and Chief Executive Officer of Consolidated Group, became Chief Operating Officer - Small Group Business, and Robert R. Parker, the Chairman and Chief Executive Officer of Harrington, became Chief Operating Officer - Large Group Business. Richard M. Bresee became Chief Operating Officer - Alliances, and Gary L. Raeckers became Chief Operating Officer - The New England.

  Medirisk, Inc. Transaction

     On January 8, 1996, the Company entered into an agreement with Medirisk, Inc. ("Medirisk"), a provider of health care information, to purchase $2.0 million of Medirisk preferred stock. At September 30, 1996, this represented an approximately 18.9% ownership interest on a fully diluted basis, which was recorded under the cost method of accounting. In addition, the Company agreed to lend up to $10.0 million over four years in the form of debt, for which the Company would receive detachable warrants to purchase Medirisk common stock at $0.01 per share. The funds have been used by Medirisk to finance its expansion through the development of additional products and the acquisition of additional health care information businesses. As of September 30, 1996, the Company had purchased $2.0 million of preferred stock of Medirisk, and loaned Medirisk $6.9 million to finance the acquisition of two health care data companies. On January 29, 1997, Medirisk completed an initial public offering of 2.3 million shares of its common stock at a purchase price of $11.00 per share, and Medirisk subsequently fully satisfied its debt obligation to the Company. In connection with the offering, the Company's Medirisk preferred stock was converted into Medirisk common stock. As of January 29, 1996, the Company beneficially owned 480,442 shares (approximately 9.9%) of Medirisk Common Stock on a fully diluted basis. Medirisk has granted underwriters a 30-day option to purchase up to 345,000 additional shares of common stock solely to cover over-allotments, at a purchase price of $11.00 per share. Medirisk, which was founded in 1983 and is headquartered in Atlanta, Georgia, is a provider of proprietary health care information products and services that track the price and utilization of medical procedures.

 Third Party Claims Management, Inc. and Diversified Group Brokerage Corporation Acquisition

     During 1995, the Company acquired two small self-funded benefits administrators, Third Party Claims Management, Inc. ("TPCM") and Diversified Group Brokerage Corporation ("DGB"). Both TPCM and DGB have experienced declining revenue due to customer attrition. After performing a review for impairment of goodwill related to TPCM and DGB, in the third quarter of 1996 the Company recorded a charge against earnings of $7.1 million relating to the TPCM transaction and $6.6 million relating to the DGB transaction. The Company has elected to consolidate the operations of TPCM and DGB, resulting in the closing of the Memphis, Tennessee office of TPCM in 1996.

THE COMPANY'S PRODUCTS & SERVICES

     The Company provides marketing, administration, and risk management outsourcing services and solutions for managed care organizations, insurance companies, integrated health care delivery systems, self-funded benefit plans, and health care purchasing alliances.

  Marketing

     The Company, through its Small Business Operating Unit, provides managed care companies, insurance companies, and integrated health care delivery systems with marketing services targeting the individual and small business market. The Company's marketing activity includes sales support for insurance agents through a direct field sales force and telephone sales representatives. Through these representatives, the Company maintains relationships with over 100,000 insurance agents, including independent brokers as well as captive insurance agents who work exclusively for underwriters that have contracted with HPS to provide individual and small group health plans through their agent force. This agent relationship provides the Company with a significant distribution conduit to the small business market in the United States. The Company also helps design managed care products based on market research, actuarial analysis of claims adjudicated, and interaction with payor organizations. These products often include features that address the particular needs of the small business employer, including specialized dental and disability coverage. On behalf of its payors, the Company also designs and implements communications programs that are aimed at educating insurance agents about the relative merits of particular product offerings. In addition, the Company develops consumer awareness programs, including advertising and media planning, for state-sponsored health care purchasing alliances.

  Administration

     The Company provides enrollment, premium billing and collection, and claims administration services for all types of benefit plans. The Company's enrollment services include underwriting, issuance of enrollment cards, and case renewal. As a provider of billing and collection services, the Company sends monthly bills on behalf of payors to insured parties, receives premium payments from the insureds, and pays service fees to agents. The Company also implements premium changes due to rate changes, employee hiring or termination, and other group changes. The Company's claims administration services include eligibility verification, copayment calculation, repricing, claims adjudication, and preparation of explanation of benefits forms. The Company also processes claims on behalf of self-funded companies and other payors by issuing checks to health care providers on payor accounts.

  Risk Management

     The Company's risk management products include traditional utilization review services as well as information and analysis services. The Company provides utilization review through its Care Management units. These units are staffed by qualified nurses and other qualified medical personnel to provide precertification approval (a review mechanism for screening costs in advance of medical care); medical case management

(to contain the costs of prolonged and catastrophic cases); and special claims review services. The Company has broad reporting and analytic capabilities relating to all aspects of its services. The Company's information services include preparation of reports regarding agent production, enrollment, and frequency and type of claims. The Company intends to continue to enhance its information-based products. In particular, the Company plans to pursue opportunities with its strategic partner, Medirisk, to develop information-based products from the Company's database of administered claims. The Company also expects to expand its risk management business unit significantly through the consummation of the HRM Merger.

THE COMPANY'S CUSTOMERS

     The Company provides services on behalf of a wide range of health care payors, including managed care organizations, insurance companies, integrated health care delivery systems, self-funded benefit plans, and health care purchasing alliances.

  Small Business Customers

     The Company, through its Small Business Operating Unit, has over 25 years of experience in helping insurance companies and other payors access the small employer market. Since October 1994, the Company has expanded its customer base from traditional indemnity carriers to include HMOs, PPOs, and other managed care entities, and has worked with its traditional indemnity carriers to develop managed care products. The Company provides marketing and administrative services for several major managed care products through relationships with The New England Mutual Life Insurance Company and New England Life Insurance Company (together "The New England"), United HealthCare Corporation ("United HealthCare"), Kaiser Permanente Insurance Company, and U.S. Healthcare, Inc. Pro forma on an annualized basis as of September 30, 1996, the Company and Consolidated Group collected over $600 million in health care premiums.

     Effective January 1, 1997, the Company assumed marketing and administrative services for TMG Life Insurance Company's ("TMG's") medical, dental, and group life benefit business. Based on TMG's 1996 revenues, the Company expects that TMG's employee benefits business will generate approximately $20 million in revenue in 1997, provided that the business does not experience greater-than-expected attrition. The Company recently assumed administrative services for two large blocks of business.

     The Company continues to pursue relationships with several new managed care clients. In July 1995, the Company began providing services in Florida for an affiliate of Physicians Corporation of America ("PCA"). In the first quarter of 1996, the Company expanded its services to include PCA's Alabama affiliate. In the fourth quarter of 1996, PCA transferred its Alabama operations to Health Partners of Alabama, Inc. The Company and Health Partners of Alabama, Inc. are currently negotiating a continuation of the Alabama relationship. In April 1996, the Company and an affiliate of Foundation Health Corporation, a national managed care company, entered into an agreement whereby the Company will be Foundation's exclusive marketer and administrator in the State of Florida for individual and small group products (for groups with 15 or fewer employees). In addition, the Company will market and administer Foundation's individual program and will offer a dual option PPO/HMO for small groups with between 15 and 50 employees. In July 1996, the Company entered into an agreement with Provident American Corporation to market and administer its managed indemnity product to individuals in several states.

     The Company has also established relationships with integrated delivery systems. In May 1996, the Company entered into an agreement to provide administrative services for the Florida Independent Physicians Association ("FIPA"), a network of independent physicians associations representing nearly 6,000 physicians in the State of Florida.

     In 1996 the Company explored new distribution channels for its indemnity and managed care products. In the third quarter of 1996, the Company established a computer "home page" on the Internet. In addition to providing information about the Company, the home page offers price quotations for a Celtic Life Insurance Company product marketed through HPS.

     To date, the Company has not generated any significant revenue from any of its new managed care, integrated delivery system, or distribution relationships, and it is unclear when, if ever, significant revenue will materialize from these ventures. In the first quarter of 1996, the Company and Employers Life Insurance Company of Wausau ("ELOW") entered into an agreement to offer health care products to small businesses in several states. In the fourth quarter of 1996, the Company and ELOW agreed to discontinue this product offering due to unexpected market conditions. In 1995, the Company entered into an agreement with Coastal Healthcare Group, Inc. ("Coastal") regarding possible marketing and administrative services arrangements. The Company has not entered into a definitive agreement with Coastal regarding such arrangements and is not currently engaged in negotiations with Coastal. In 1995 the Company and Mutual of Omaha agreed to expand their existing marketing relationship to include Mutual of Omaha's HMOs. The pricing and other terms of this relationship have not been negotiated, and the Company is not currently providing services for Mutual of Omaha's HMO product.

     Typically, the Company' insurance and managed care payors sign contracts with the Company that are cancelable by either party without penalty upon advance written notice of between 90 days and one year, and are also cancelable upon a significant change of ownership of the Company. The New England, Celtic Life Insurance Company, and Ameritas Life Insurance Corporation accounted for approximately 31.0%, 23.0%, and 10.7%, respectively, of the Company's total revenue in 1995 and approximately 11.9%, 8.9%, and 5.8%, respectively, of the Company's consolidated revenue for the quarter ended September 30, 1996. This decline is due primarily to the Company's expansion through acquisition, which has diluted its concentration of revenues from these sources.

     In the third quarter of 1996, Metropolitan Life Insurance Company completed a merger with The New England. The Company is unable to predict what effect such merger will ultimately have on the Company's relationship with The New England. Historically, the majority of Consolidated Group's business was written with Travelers Insurance Company, which recently combined with the health insurance business of Metropolitan Life Insurance Company to form MetraHealth. Subsequently, MetraHealth was acquired by United HealthCare, one of the nation's leading HMO companies. This business represents approximately 75% to 80% of Consolidated Group's revenue, or approximately 19% of total consolidated the Company' revenue as of the quarter ended September 30, 1996. The Company cannot currently measure either the commitment United HealthCare will have to the small group market or the success it will experience in converting the MetraHealth block of business to United HealthCare's new products. Should the Company have to move this block of business to another payor, it could experience higher than normal lapse rates. The abandonment of the small group market by either The New England, Celtic Life Insurance Company, or Ameritas Life Insurance Corporation, and the degree to which the Company is successful with respect to the MetraHealth conversion, could have a material adverse effect on the Company. A decision by any one of these payors to administer and distribute a significant portion of its products directly to small businesses could also have a material adverse effect on the Company.

  Large Group Customers

     The Company has been in the administrative services only ("ASO") business since 1987, when the Company assumed administrative responsibility for the employee health insurance plan of D&B. Harrington, the Company's newly acquired subsidiary, was founded in 1953 and is a leading administrator of self-funded health care plans for large corporations, government sector employers, Taft-Hartley plans, and associations. In addition to providing claims administration services, the Large Group Operating Unit also offers its clients workers' compensation and unemployment cost control programs. As a result of the TPCM, DGB, and Harrington acquisitions, the Company added multiple operating facilities throughout the country for its ASO business. Through these acquisitions, as well as new business sales and case acquisition, in 1996 this business unit provided administrative services to over 1,500 clients with over 850,000 employees, representing approximately 1.6 million members.

  Health Care Purchasing Alliances

     During the 1990s, many small businesses were unable to obtain health care coverage at affordable prices. In response, some states have formed state-sponsored health care purchasing alliances. Several privately funded groups also have formed health care purchasing alliances, in some cases with state support. The Company has been selected to be the administrator for four state-sponsored health care purchasing alliances (in Florida, Kentucky, North Carolina, and the State of Washington) and two private alliances.

     The Company is the administrator for each of the regional Florida Community Health Purchasing Alliances ("CHPAs"), health care purchasing alliances established by the State of Florida. In the fourth quarter of 1994, and in the third quarter of 1996, the Company took significant write-downs to reflect the estimated loss the Company would incur over the life of the Florida CHPA contracts. In February 1995, the Company was selected as the statewide administrator for North Carolina's State Health Plan Purchasing Alliance program, which was launched in the fourth quarter of 1995. Insurance carriers in North Carolina have not yet shown significant support for this alliance. In April 1995, the Company was selected as the statewide administrator for Kentucky's health care purchasing alliance program, which commenced in July 1995. In the third quarter of 1995, the Company opened an office in Lexington, Kentucky to administer the Kentucky program. The Kentucky plan is fully operational and was profitable in 1996, with over 170,000 enrollees. In February 1997, the Kentucky alliance announced that at the expiration of the current term of the Company's contract on June 30, 1997, the alliance will break out various services currently being performed under the contract and seek separate bids for those services. In December 1995, the Company was selected to develop and implement statewide marketing and selected administrative services for the "Basic Health Plan," the State of Washington's health care purchasing alliance program, beginning in the second quarter of 1996. The Washington contract is still in the developmental stage, and its ultimate success and acceptance by the residents of the State of Washington cannot be predicted at this time.

     The Company has incurred substantial expenses in connection with the start-up of its Florida, Kentucky, North Carolina, and Washington alliance administration contracts and will incur similar start-up expenses in connection with other state health care purchasing alliance business obtained by the Company in the future. The Company does not anticipate recovering all of its start-up expenses incurred in connection with the alliance administration contracts during their initial terms, and there can be no assurance that the health care purchasing alliance contracts will be profitable for the Company. In addition, each of the health care purchasing alliance contracts currently held by the Company contains a broad cancellation provision that enables the alliance to cancel the contract on relatively short notice without penalty. The Company has developed marketing expertise and proprietary software to handle the enrollment, billing, disbursement, and reporting services required under the Alliance contracts, including client-server technology. The Company believes that its marketing expertise and proprietary software may provide it with a competitive advantage in pursuing alliance contracts.

     In September 1995, Small Business United of Texas ("SBUT"), a non-profit business association, selected the Company to provide administrative services for its affiliated health care purchasing alliance. The Company has not entered into a definitive agreement with the SBUT alliance. In November 1995, the Company began administering health care benefits for the South Broward Hospital District self-funded benefits plans. In January 1996, the Company began providing claims administration services for some of the member employers of Healthcare Sarasota, Inc., a coalition of employers in Sarasota, Florida.

     During the first half of 1996, the alliance sector, in aggregate, was still not profitable. Management continues to review operating procedures to improve profitability, and has entered into discussions with several Florida CHPA Boards in order to renegotiate the existing contracts, which are scheduled to expire in 1997.

INFORMATION TECHNOLOGY

     The Company's central data processing facilities are located in Tampa, Florida, Framingham, Massachusetts, Columbus, Ohio, and El Monte, California. The Company operates in a three-tiered architectural environment. A large IBM mainframe and DEC platform supports the large volume of data and transactions processed by the Company on an annual basis. Since 1990, the Company has invested in client-server technology to support the front-end sales and marketing function. The Company utilizes personal computer workstations in a local-area and wide-area network to deliver information and images to the desktop. The Company also utilizes a variety of other technologies to meet specific business needs, including interactive voice response for sales and services, point-of-service devices for claims processing, and optical character recognition for entry of data from forms.

     The Company has completed four acquisitions during 1995 and 1996 and intends to create a common technology platform for all of its business operations. In addition, the Company expects to eliminate redundant facilities and personnel as part of its ongoing integration of acquired businesses. These efforts could take several years and the costs, though significant, cannot be determined at this time.

COMPETITION

     The Company faces competition and potential competition from traditional indemnity insurance carriers, Blue Cross/Blue Shield organizations, managed care organizations, third party administrators, utilization review companies, risk management companies, and health care informatics companies. The Company competes principally on the basis of the price and quality of services. Many large insurers have actively sought the claims administration business of selffunded programs and have begun to offer utilization review and other managed health care services similar to the services offered by the Company. Many of the Company's competitors and potential competitors are considerably larger and have significantly greater resources than the Company.

GOVERNMENT REGULATION

     The Company is subject to regulation under the health care and insurance laws and other statutes and regulations of all 50 states, the District of Columbia, and Puerto Rico. Many states in which the Company provides claims administration services require the Company or its employees to receive regulatory approval or licensure to conduct such business. Provider networks are also regulated in many states, and certain states require the licensure of companies, such as the Company, which provide utilization review services. The Company's operations are dependent upon its continued good standing under applicable licensing laws and regulations. Such laws and regulations are subject to amendment or interpretation by regulatory authorities in each jurisdiction. Generally, such authorities have relatively broad discretion when granting, renewing, or revoking licenses or granting approvals. These laws and regulations are intended to protect insured parties rather than stockholders, and differ in content, interpretation, and enforcement practices from state to state. Moreover, with respect to many issues affecting the Company, there is a lack of guiding judicial or administrative precedent. Certain of these laws could be construed by state regulators to prohibit or restrict practices that have been significant factors in the Company's operating procedure for many years. The Company could risk major erosion and even "rebate" exposure in these states if state regulators were to deem the Company's practices to be impermissible.

     The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), governs the relationships between certain health benefit plans and the fiduciaries of those plans. In general, ERISA is designed to protect the ultimate beneficiaries of the plans from wrongdoing by the fiduciaries. ERISA provides that a person is a fiduciary of a plan to the extent that such person has discretionary authority in the administration of the plan or with respect to the plan's assets. Each employer is a fiduciary of the plan it sponsors, but there can also be other fiduciaries of a plan. ERISA imposes various express obligations on fiduciaries. These obligations include barring a fiduciary from permitting a plan to engage in certain prohibited transactions with parties in interest or from acting under an impermissible conflict of interest with a plan. Generally, a party in interest with respect to a plan includes a fiduciary of the plan and persons that provide services to the plan. The application of ERISA to the operations of the Company and its customers is an evolving area of law and is subject to ongoing regulatory and judicial interpretations of ERISA. Although the Company strives to minimize the applicability of ERISA to its business and to ensure that the Company's practices are not inconsistent with ERISA, there can be no assurance that courts or the United States Department of Labor will not in the future take positions contrary to the current or future practices of the Company. Any such contrary positions could require changes to the Company's business practices (as well as industry practices generally) or result in liabilities of the type referred to above. Similarly, there can be no assurance that future statutory changes to ERISA will not significantly affect the Company and its industry.

     Currently, the Company's Consolidated Group subsidiary is undergoing a Department of Labor ("DOL") audit in which the DOL has raised various questions about the application of ERISA to the way that subsidiary does business. This audit is ongoing, and there can be no assurance that the DOL will not take positions that could require changes to the way this subsidiary operates, or result in the imposition of administrative fines and penalties.

LEGAL PROCEEDINGS

     In 1995, Self Funded Strategies, L.L.C. ("SFS"), a former provider of marketing services for the Company, filed a complaint against the Company claiming wrongful termination of an exclusive marketing agreement and breach of contract. The complaint asserted damages of $25,000,000. The parties to the dispute agreed to binding arbitration, and the arbitration proceedings occurred during the week of October 29, 1996. The arbitration panel's decision, rendered in December 1996, is not expected to materially alter the amount or timing of future payments that the Company is contractually obligated to make to SFS under the marketing agreement, and thus is not expected to materially affect the cash flows of the Company's business.

     In connection with the acquisition of Harrington, the Company agreed to use its best efforts to file a registration statement sufficient to permit the public offering and sale of the shares of the Company's Common Stock issued to the Harrington stockholders in the acquisition, with such registration statement to become effective on or before October 31, 1996. On October 30, 1996, the Company received a letter from Harrington's shareholders representative notifying the Company that the Company was in violation of such agreement and reserving all rights under such agreement. As of the date hereof, it is not possible for the Company to evaluate what, if any, damages might result from such notice.

     The Company is involved in various claims arising in the normal course of business. In the opinion of the Company's management, although the outcomes of these claims are uncertain, in the aggregate they are not likely to have a material adverse effect on the Company's business, financial condition, or results of operations.

EMPLOYEES

     With the acquisitions of the Consolidated Group and Harrington, the Company employed approximately 3,000 fulltime equivalent employees as of July 1, 1996. The Company's labor force is not unionized with the exception of Harrington's subsidiary, American Benefit Plan Administrators, Inc., which administers Taft-Hartley plans. The Company believes its relationship with its employees is good.

TRADEMARKS

     The Company utilizes various service marks, trademarks, and trade names in connection with its products and services, most of which are the property of the Company's payors. Although the Company considers its service marks, trademarks, and trade names important in the operation of its business, the business of the Company is not dependent on any individual service mark, trademark, or trade name.

            SELLING STOCKHOLDERS--SHARES COVERED BY THIS PROSPECTUS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of October 30, 1996, and as adjusted to reflect the sale of the Shares offered by this Prospectus, with respect to the stockholders of the Company (the "Selling Stockholders") for whose account the Shares are being offered from time to time pursuant to this Prospectus. James F. Carlin and Holyoke L. Whitney are members of the Company's Board of Directors. Robert R. Parker is President and Chairman of the Board of the Company's Harrington subsidiary. Timothy T. Clifford is President and Chairman of the Board of the Company's Consolidated Group subsidiary. Charles W. Berry and Arthur T. Shultz are members of the Board of Directors of the Company's Consolidated Group subsidiary. All other Selling Shareholders are neither officers nor directors of the Company or any of its operating subsidiaries.

                                                  SHARES BENEFICIALLY               SHARES BENEFICIALLY
                                                      OWNED PRIOR                       OWNED AFTER
                                                    TO OFFERING(1)       SHARES       OFFERING(1)(2)
                                                  -------------------     BEING     -------------------
                                                   NUMBER    PERCENT     OFFERED     NUMBER    PERCENT
                                                  --------   --------    -------    --------   --------
APA Excelsior II................................   499,736     3.3%      499,736          --       --
Apax Capital Risque.............................    33,072        *       33,072          --       --
Apax Capital Risque IIA.........................    44,979        *       44,979          --       --
Apax Capital Risque IIC.........................    19,512        *       19,512          --       --
APA Excelsior Venture Capital Holdings
  (Jersey) Ltd..................................   125,346        *      125,346          --       --
Apax Venture Capital Fund Ltd...................    24,473        *       24,473          --       --
Apax Ventures II Ltd............................    73,422        *       73,422          --       --
Robert R. Parker................................   269,297     1.8%      269,297          --       --
Warren G. Blue..................................    52,089        *       52,089          --       --
Martin Rapaport.................................    22,762        *       22,762          --       --
Martin B. Rapaport, Trustee under Trust Agmt,
  Dtd. 11/23/94.................................     2,041        *        2,041          --       --
Hannah Rapaport Salia...........................    20,721        *       20,721          --       --
Hannah Salia, Trustee for Rachel Fatima Salia...     2,041        *        2,041          --       --
Hannah Salia, Trustee for Mariama Sara Salia....     2,041        *        2,041          --       --
Robert J. Covert................................    53,082        *       53,082          --       --
Robert A. or Charlene M. Arthur.................     3,307        *        3,307          --       --
Michael S. Blue.................................     1,653        *        1,653          --       --
Steven J. Covert................................     1,984        *        1,984          --       --
Jeffrey W. Covert...............................       330        *          330          --       --
Greystone Financial Group, Inc..................     2,426        *        2,426          --       --
Clay R. Caroland, III...........................     2,731        *        2,731          --       --
Thomas Greene, Trustee..........................       222        *          222          --       --
Jessie B. Greene................................        34        *           34          --       --
Tom E. Greene, III..............................    24,060        *       24,060          --       --
Pitt & Co.......................................    12,156        *       12,156          --       --
Mellon Bank, N.A., as Trustee for the Bell
  Atlantic Master Pension Trust.................     4,583        *        4,583          --       --
Hank & Co.......................................    24,511        *       24,511          --       --
General Motors Corporation Salaried Retirement
  Plan By Bankers Trust As Trustee..............        12        *           12          --       --
General Motors Corporation Hourly Pension Plan
  By Bankers Trust As Trustee...................        15        *           15          --       --
Mellon Bank, N.A., as Custodian for the
  Commingled Employee Benefit Trust Small Cap
  Fund..........................................       123        *          123          --       --
Mellon Bank, N.A., as Custodian for the
  Commingled Employee Benefit Trust Emerging
  Health Fund...................................    37,834        *       37,834          --       --
Fairfield Investors II, L.P.....................     9,604        *        9,604          --       --
Private Equity Investment Fund, L.P.............    13,927        *       13,927          --       --
William T. Brake................................       826        *          826          --       --
Steven J. Weber.................................       826        *          826          --       --

                                                  SHARES BENEFICIALLY               SHARES BENEFICIALLY
                                                      OWNED PRIOR                       OWNED AFTER
                                                    TO OFFERING(1)       SHARES       OFFERING(1)(2)
                                                  -------------------     BEING     -------------------
                                                   NUMBER    PERCENT     OFFERED     NUMBER    PERCENT
                                                  --------   --------    -------    --------   --------
William R. Ash, Jr..............................     2,479        *        2,479          --       --
Alan P. Fazer...................................     2,397        *        2,397          --       --
Thomas J. O'Neill...............................       826        *          826          --       --
Diana F. Butts..................................       412        *          412          --       --
Kenneth L. Di Bella.............................       826        *          826          --       --
Phillip R. Parker...............................     1,653        *        1,653          --       --
Christopher E. Parker...........................     1,653        *        1,653          --       --
Jamie Parker Shepherd...........................     1,653        *        1,653          --       --
Garry L. Koch...................................     2,397        *        2,397          --       --
James F. Carlin.................................    13,270(3)      *      10,870       2,400(3)      *
Holyoke L. Whitney..............................   122,400(3)      *     120,000       2,400(3)      *
John C. Naramore................................     1,000        *        1,000          --       --
David H. Knight.................................     1,000        *        1,000          --       --
Michael V. Clark................................     1,000        *        1,000          --       --
Timothy T. Clifford.............................    13,043        *       13,043          --       --
Charles W. Berry................................     4,348        *        4,348          --       --
Arthur T. Schultz...............................     4,348        *        4,348          --       --
Donald R. Fitch.................................     4,348        *        4,348          --       --
Carolyn D. Shea.................................     1,000        *        1,000          --       --

---------------

 *  Less than 1.0%.

(1) The percentages shown include the shares of Common Stock actually owned as of October 30, 1996, and the shares of Common Stock that the Selling Stockholder had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Common Stock that the Selling Stockholder had the right to acquire within 60 days of October 30, 1996, upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by such Selling Stockholder, but are not deemed outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person.
(2) Assumes the sale of all of the Shares of the Selling Stockholder offered hereby.
(3) Includes 2,400 shares issuable upon exercise of options that are currently exercisable.

     The Company has agreed to indemnify each of the Selling Stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended, in connection with the sale of their Shares offered by this Prospectus.

     The Company will pay the expenses incurred in connection with the preparation and filing of this Prospectus and the related Registration Statement.

                                USE OF PROCEEDS

     The proceeds from the sale of the Shares to which this Prospectus relates will be received by the Selling Stockholders and no portion thereof will inure to the benefit of the Company.

                              PLAN OF DISTRIBUTION

     The Shares may be sold by the Selling Stockholders in one or more transactions on the New York Stock Exchange.

     Such transactions may be effected by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers will receive compensation in the form of discounts or commissions from the Selling Stockholders and may receive commissions from the purchaser of Shares for whom they may act as agent. A broker or dealer selling Shares for the Selling Stockholders or purchasing such Shares from the Selling Stockholders for purposes of resale may be deemed to be an underwriter under the Securities Act, and any compensation received by any such broker or dealer may be deemed underwriting compensation. Neither the Company nor the Selling Stockholders can presently estimate the amount of such compensation which is to be paid by the Selling Stockholders; however, the Company has been advised that such discounts or commissions from the Selling Stockholder will not exceed those customary in the types of transaction involved. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     Each of the Selling Stockholders has indicated to the Company that it intends to sell its Shares on a delayed or continuous basis as it may determine. The Company will file during any period in which offers or sales of Shares are being made by the Selling Stockholders one or more post-effective amendments to the Registration Statement of which this Prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this Prospectus or any material change to such information in this Prospectus.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1995 and 1994, and for the year ended December 31, 1995, and for the period from inception (October 1, 1994 through December 31, 1994), incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of the Company as of September 30, 1994, and for the nine-month period ended September 30, 1994 and the year ended December 31, 1993 incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been so incorporated in reliance on the report of Coopers & Lybrand L.L.P., independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Consolidated Group, Inc. and Affiliates, as of December 31, 1995 and 1994, and for each of the three years ended December 31, 1995, and the financial statements of Consolidated Health Coalition, Inc., as of December 31, 1995 and 1994 (year of inception) and for each of the two years ended December 31, 1995, incorporated in this Prospectus by reference have been so incorporated in reliance on the report of Bonanno, Savino & Davies, P.C., independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Harrington Services Corporation as of December 31, 1995 and 1994, and for each of the three years ended December 31, 1995, incorporated in this Prospectus by reference have been so incorporated in reliance on the report of Richard A. Eisner & Co., LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of the Shares being offered hereby will be passed upon by Fowler, White, Gillen, Boggs, Villareal and Banker, P.A., of Tampa, Florida.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated statement of operations is based on the individual pro forma consolidated statements of income of the Company as reported in its Amendments No. 1 and No. 2 to Current Reports on Form 8K/A as filed with the Commission on September 13, 1996, and February 14, 1997 incorporated by reference, relating to the Company's acquisitions of Harrington and of the Consolidated Group, net of the effect of an additional 52,977 shares of stock issued to Harrington shareholders, and the Company's unaudited consolidated statement of operations for the three months ended September 30, 1996, as reported in its Amendment No. 1 to Form 10-Q as filed with the Commission on February 14, 1997 incorporated by reference.

     These unaudited pro forma consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements, including the notes thereto, which are incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference."

     The unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations or financial position of the combined company that would have occurred had the acquisitions of Harrington and of the Consolidated Group occurred at the beginning of the period presented, nor are they necessarily indicative of future operating results or financial position.

     The unaudited pro forma adjustments are based upon information set forth in this Prospectus. In addition, as of the date of this Prospectus, the Company believes that the unaudited pro forma consolidated financial statement reflects the impact on the operations of the Company of all material events or changes expected to result from the acquisitions of Harrington and of the Consolidated Group.

                        HEALTHPLAN SERVICES CORPORATION

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1996

                                  (UNAUDITED)

                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                         HEALTHPLAN SERVICES
                                                   HEALTHPLAN SERVICES       CORPORATION
                                                       CORPORATION             ACTUAL
                                                        PRO FORMA           THREE MONTHS
                                                    SIX MONTHS ENDED            ENDED           PRO FORMA
                                                      JUNE 30, 1996      SEPTEMBER 30, 1996    CONSOLIDATED
                                                   -------------------   -------------------   ------------
Operating revenues...............................       $137,592              $ 66,555           $204,147
Interest income..................................            915                   451              1,366
                                                        --------              --------           --------
          Total revenues.........................        138,507                67,006            205,513
                                                        --------              --------           --------
Expenses:
  Agents commissions.............................         31,593                15,025             46,618
  Personnel expenses.............................         55,609                27,177             82,786
  General and administrative.....................         30,956                13,379             44,335
  Pre-operating and contract start-up costs......            586                   109                695
  Contract commitment expense....................             --                 2,685              2,685
  Restructure charge.............................             --                 1,425              1,425
  Integration expense............................             --                   400                400
  Loss on impairment of goodwill.................             --                13,710             13,710
  Depreciation and amortization..................          7,087                 4,184             11,271
                                                        --------              --------           --------
          Total expenses.........................        125,831                78,094            203,925
                                                        --------              --------           --------
Income (loss) before interest expense and income
  taxes (benefits)...............................         12,676               (11,088)             1,588
Interest expense.................................          2,249                 1,277              3,526
                                                        --------              --------           --------
Income (loss) before income taxes (benefits).....         10,427               (12,365)            (1,938)
Provision for income taxes (benefits)............          4,775                (4,404)               371
                                                        --------              --------           --------
          Net income (loss)......................       $  5,652              $ (7,961)          $ (2,309)
                                                        ========              ========           ========

Net income (loss) per share......................       $   0.38              $  (0.53)          $  (0.15)
                                                        ========              ========           ========

Weighted average shares..........................         14,961                14,966             14,966
                                                        ========              ========           ========

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING HEREIN CONTAINED, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO BUY ANY SECURITY OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Forward-Looking Statements............     2
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Risk Factors..........................     4
Company Summary Historical
  Consolidated Financial
  Information.........................    12
The Company...........................    13
Selling Stockholders -- Shares Covered
  by this Prospectus..................    21
Use of Proceeds.......................    22
Plan of Distribution..................    22
Experts...............................    23
Legal Matters.........................    23
Unaudited Pro Forma Consolidated
  Financial Statements................    24


                               ------------------

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                                1,561,067 SHARES

                        HEALTHPLAN SERVICES CORPORATION

                                  COMMON STOCK

                              --------------------

                                   PROSPECTUS
                              --------------------

                               FEBRUARY 18, 1997

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